U.S. SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                                FORM 12b-25

                        NOTIFICATION OF LATE FILING

                               (Check One):
[ ] Form 10-KSB;[ ] Form 20-F;[ ] Form 11-K;[X] Form 10-QSB;[ ] Form N-SAR

     For Period Ended:                                      June 30, 2005

     [ ]Transition Report on Form 10-KSB                   SEC FILE NUMBER
     [ ]Transition Report on Form 20-F                       000-29832
     [ ]Transition Report on Form 11-K
     [ ]Transition Report on Form 10-QSB
     [ ]Transition Report on Form N-SAR
     For the Transition Period Ended: ___________________________________
______________________________________________________________________________

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
______________________________________________________________________________

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
______________________________________________________________________________

Part I--Registrant Information
______________________________________________________________________________

   Full Name of Registrant:         AUSTRALIAN-CANADIAN OIL ROYALTIES, LTD.
   Former Name if Applicable:
   Address of Principal Executive
       Office (Street and Number):  1301 Avenue M
       City, State & Zip Code       Cisco, TX 76437
______________________________________________________________________________

Part II--Rules 12b-25 (b) and (c)
______________________________________________________________________________

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

       (b) The subject annual report, semiannual report, transition report on Form 10-KSB, Form 20- F, 11-K or Form N-SAR, or portion thereof
[X] will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

______________________________________________________________________________

Part III--Narrative
______________________________________________________________________________

State below in reasonable detail the reasons why Form 10-KSB, 20-F, 11-K, 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)


   Additional time is required to file the quarterly report on Form 10-QSB for the quarter ended June 30, 2005, due to the Registrant's delay in completion of the financial statements. The information could not be assembled and analyzed without unreasonable effort and expense to the Registrant. As a result, our accountant has been unable to complete their review of our financial statements.

   The Form 10-QSB will be filed as soon as practicable and within the 5 day extension period.

______________________________________________________________________________

Part IV--Other Information
______________________________________________________________________________

     (1)Name and telephone number of person to contact in regard to this
notification:     Robert Kamon          (254) 442-2638

     (2)Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer
is no, identify report(s).                                  [X] Yes  [ ] No

     (3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
portion thereof?                                            [ ] Yes  [X] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                  AUSTRALIAN-CANADIAN OIL ROYALTIES, LTD.

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:   August 15, 2005                     By: /s/  ROBERT KAMON
                                            Robert Kamon, Secretary and
                                            Principal Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
______________________________________________________________________________

                         Robert Early & Company, P.C.
                           1733 Fulwiler Road
                           Abilene, TX  79603
                             (325) 692-1475



August 12, 2005


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  200549


RE:  Australian-Canadian Oil Royalties, Ltd.
     SEC File # 000-29832


Gentlemen:

This letter is written in response to the requirement of Rule 12b-25(c) under the Securities Exchange Act of 1934 and in satisfaction of item (c) of Part II of Form 12b-25.

We are the independent auditors of Australian-Canadian Oil Royalties, Ltd. and have been engaged to perform a review of its financial statements for the quarter ended June 30, 2005. The Registrant has stated in Part III of its filing on Form 12b-25 that it is unable to timely file its quarterly report on Form 10-QSB for the quarter ended June 30, 2005, in part because our firm has not yet completed its review of the financial statements of the Registrant for such period.

We hereby advise you that we have read the statements made by the Registrant in part III of its filing on Form 12b-25. Please be advised that we concur with the statement that we have been delayed in the completion of our review procedures regarding the Registrant's financial statements and supporting documentation and have been thus delayed in issuing our audit report on those statements.

We believe that the review will be completed in time to file the Form 10-QSB within the five day extension period.


Very truly yours,

/s/ Robert Early & Company, P.C.
ROBERT EARLY & COMPANY, P.C.